Full Truck Alliance Co. Ltd.

Wanbo Science and Technology Park, 20 Fengxin Road

Yuhuatai District, Nanjing

Jiangsu 210012

People’s Republic of China

September 28, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ryan Rohn
Mr. Stephen Krikorian Mr. Austin Pattan Ms. Jennifer Thompson

Re:	Full Truck Alliance Co. Ltd. Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-40507

Dear Mr. Rohn, Mr. Krikorian, Mr. Pattan and Ms. Thompson:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated September 8, 2023 (the “September 8 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Full Truck Alliance Co. Ltd. (the “Company”).

We set forth below our responses to the comments contained in the September 8 Comment Letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2022 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 179

1.

We note your analysis of shareholders and other statements provided in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that, in connection with the required submission under Item 16I(a), the Company inquired all of its directors and officers to confirm that none of such directors or officers are representatives of any government entity in the PRC and that there are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between any such directors or officers, on the one hand, and any person, on the other hand, that could result in any government entity in the PRC being deemed to control the Company. In addition, based on the Company’s examination of its register of members and Schedules 13G filed by its shareholders and amendments thereto, the Company believes that the only shareholders that hold 10% or more of the total outstanding ordinary shares of the Company as of the date of the 2022 Form 20-F are (i) SVF entities and (ii) Full Load Logistics Information Co., Ltd., a British Virgin Islands limited liability company wholly owned by Mr. Peter Hui Zhang, the Chairman and Chief Executive Officer of the Company. According to Schedules 13G filed by such shareholders and amendments thereto, the Company believes that none of such shareholders is owned or controlled by any government entity in the PRC.

In connection with the required disclosures under Item 16I(b)(2) and (3), the Company respectfully advises the Staff that:

(1) As to the Company itself, the Company reviewed its register of members and Schedules 13G filed by its shareholders and amendments thereto to confirm that, to the best of its knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and no governmental entity in the PRC has a controlling financial interest with respect to the Company.

(2) As to the consolidated foreign operating entities, the Company reviewed the shareholding and contractual arrangements of each of such consolidated foreign operating entities to confirm that no governmental entity in the Cayman Islands or PRC owns any shares of any of the consolidated foreign operating entities, and no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

The Company believes that the measures it took in order to make the required submission under Item 16I(a) and the required disclosures under Item 16I(b)(2) and (3) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required submission and disclosures.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company examined its internal records and also inquired all of its directors and all of the directors of its consolidated foreign operating entities to confirm that none of such directors are officials of the Chinese Communist Party. The Company believes that the measures it took in order to make the required disclosures under Item 16I(b)(4) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required disclosures.

3.

We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Taiwan, Hong Kong and Macau. However, the list of principal subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC, including Hong Kong and countries outside China. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

The Company respectfully advises the Staff that Item 16I(b) requires disclosure as to the Company’s consolidated foreign operating entities only when such foreign entities are consolidated in the Company’s financial statements through use of “a variable-interest entity or any similar structure.” Apart from the consolidated foreign operating entities incorporated or otherwise organized in the PRC, the Company has foreign subsidiaries that are incorporated or otherwise organized in the British Virgin Islands, Hong Kong, Singapore and Cayman Islands, including those disclosed in Exhibit 8.1 to the 2022 Form 20-F. However, such entities are subsidiaries that are wholly-owned or majority-owned by the Company, and thus they are consolidated in the Company’s financial statements based on equity ownership, rather than a variable-interest entity or any similar structure. In addition, none of such entities conducts any actual business operations, and thus the Company does not deem such entities as “operating entities.” Therefore, the Company believes that the only jurisdiction where it has consolidated foreign operating entities is PRC, and thus the current disclosure in the 2022 Form 20-F meets the requirements of Item 16I(b). Nevertheless, the Company confirms that, based on examination of register of members of such foreign subsidiaries, no governmental entities in the British Virgin Islands, Hong Kong, Singapore and Cayman Islands owns any shares in the Company or any such entities.

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,
Full Truck Alliance Co. Ltd.

/s/ Peter Hui Zhang
Peter Hui Zhang
Chairman and Chief Executive Officer

cc:	Yi Gao

Simpson Thacher & Bartlett

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